Exhibit 12
The Williams Companies, Inc.
Computation of Ratio of Earnings to Fixed Charges

Nine months ended
September 30, 2014
(Millions)
Earnings:
Income from continuing operations before income taxes (2)	$3,160
Less: Equity earnings	(55)
Income from continuing operations before income taxes and equity losses (2)	3,105
Add:
Fixed charges:
Interest incurred (1)	623
Rental expense representative of interest factor	7
Total fixed charges	630
Distributed income of equity-method investees	286
Less:
Interest capitalized	(110)
Total earnings as adjusted (2)	$3,911
Fixed charges	$630
Ratio of earnings to fixed charges	6.21

(1)
Does not include interest related to income taxes, including interest related to liabilities for uncertain tax positions, which is included in Provision (benefit) for income taxes in our Consolidated Statement of Income.

(2)
Includes a $2.522 billion non-cash gain in the third quarter of 2014 resulting from remeasuring our previous equity-method investment in ACMP to its preliminary acquisition-date fair value in conjunction with accounting for the ACMP Acquisition.